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Exhibit E-3

7 June 2001

EIDOS PLC: BOARD CHANGES

APPOINTMENT OF FINANCE DIRECTOR

Eidos plc ("Eidos") today announced the appointment of Stuart Cruickshank, aged 47, as Finance Director. Stuart joins Eidos from Kingfisher PLC where he was the Finance Director of Woolworths. Prior to joining Kingfisher, Stuart was at United Biscuits where he worked in the corporate headquarters, McVities U.K. and KP Foods. Stuart has also worked at Grand Metropolitan and Whitbread, where he undertook a wide variety of financial roles. Stuart will join Eidos on 3rd September.

Mike McGarvey, Chief Executive Officer of Eidos plc said:

"I am delighted that Stuart is joining the Group. He brings to Eidos many years of broad commercial and financial experience in the retail and consumer industries. Stuart joins the Group at an important stage, as the video games industry enters an expected growth phase on the back of the launch of next generation consoles from Sony, Microsoft and Nintendo together with the associated software".

There are no details that are required to be disclosed under paragraphs 16.4(a) or 6.F.2(b) to (g) of the Listing Rules of the U.K. Listing Authority.

Enquiries:

Eidos plc:
Michael McGarvey, Chief Executive Officer 020-8636 3000

Brunswick:
Jonathan Glass 020-7404 5959
James Crampton

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